December 5, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:     American Mortgage Acceptance Company
        File No. 333-74288

Dear Sir/Madam;

     Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into American Mortgage Acceptance Company's Form S-2 previously filed with the Securities and Exchange Commission:

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Sincerely,

/s/ Jeffrey A. Potash
Jeffrey A. Potash, counsel
for and on behalf of American Mortgage Acceptance Company